Exhibit to Item 77D


On July 29, 2011, the Metropolitan West Funds adopted the following restriction (in addition to those indicated in the Prospectus) as a fundamental investment policy, which may not be changed without the favorable vote of the holders of a "majority" of the Fund's outstanding voting securities, as defined in the Investment Company Act of 1940, as amended:

       The Fund may not:

Purchase or sell real estate or interests in real estate, except that the Fund may purchase securities backed by real estate or interests therein, or issued by companies, including real estate investment trusts, which invest in real estate or interests therein. (For purposes of this restriction, investments by a Fund in mortgage-backed securities and other securities representing interests in mortgage pools shall not constitute the purchase or sale of real estate or interests in real estate or real estate mortgage loans).